UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC  20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
 SECURITIES EXCHANGE ACT OF 1934
For the month of April 2003
(Commission File No. 001-14487)
TELE NORTE LESTE PARTICIPACOES S.A.
(Exact name of registrant as specified in its charter)
Tele Norte Leste Holding Company
(Translation of registrant's name in English)
Rua Humberto de Campos, 425 - 8 andar
Rio de Janeiro, R.J.
Federative Republic of Brazil
(Address of Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F  X  Form 40-F
(Indicate by check mark whether the registrant by
furnishing the information contained in this form
is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.)
Yes           No  X


SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
					TELE NORTE LESTE PARTICIPACOES S.A.

Date:	April 30, 2003
By
Name:	Marcos Grodetsky
Title:		Director of Investor Relations




















Contents


1. Highlights of Consolidated Results						03

2. Quarterly Summary									04

3. Operating Performance								05
3.1 Wireline  - TMAR									05
3.2 Wireless - Oi 									06

4. Consolidated Results								07
4.1 Revenues										07
4.1.1 Wireline Services								08
4.1.2 Wireless Services								10
4.2 Cash Costs and Expenses							11
4.3 Consolidated EBITDA 								14
4.4 Equity accounting									14
4.5 Depreciation and Amortization							14
4.6 Financial Results									15
4.7 Net Result										16

5. Main Changes in Balance Sheet		 					16
5.1 Accounts Receivable								16
5.2 Debt/Suppliers/Other Accounts Payable						16
5.3 Intercompany Loans								18
5.4 Capital Expenditures								18
5.5 Summary Cash Flow	 							19

6. Main Events of the Quarter								20

7. Operating and Financial Summary						22

8. Balance Sheets 									23

9. Income Statements 									26

10.  Next Events										29


1. Highlights of Consolidated Results


Gross revenues totaled R$ 4,453 million, an increase of 18.5% over 1Q02 and 2.3% over 4Q02. The major changes as compared with 4Q02 were data transmission
 (+22%), long-distance (+12%) and advanced voice (+12%) services. Net revenues amounted to R$ 3,218 million, slightly (0.2%) below 4Q02 figures and 15.6% above 1Q02 levels.


The wireline plant in service comprised 15 million lines at the end of 1Q03, a 1.4% increase over the past 12 months and 0.9% below the plant in service at the end of 4Q02, while the wireless plant in service reached 1.72 million subscribers, of which 78% under prepaid and 22% under postpaid plans.


Wireless services ARPU (at Oi) stood at R$ 33, approximately 4.1% above 4Q02 figures, while wireline services ARPU (at TMAR) was R$ 67, about 2.2% above 4Q02.


Operating cash costs and expenses decreased by 11.4% as compared to 4Q02, totaling R$ 1,743 million.


Provisions for doubtful accounts were equal to 3.2% of gross revenues for the quarter, against 5.6% in the same period of 2002 and 2.8% in 4Q02.


Consolidated EBITDA amounted to R$ 1,476 million, with a 45.9% margin (compared to 39.1% in 4Q02).


Net financial expenses totaled R$ 452 million, up 10.5% from 4Q02.


Consolidated net losses amounted to R$ 112 million, compared to R$ 101 million in 4Q02.


Net debt reached R$ 10,005 million at the end of 1Q03, a 9.7% increase over 4Q02 figures. Net debt balances were mainly impacted by payments of interest on capital (R$ 688 million) and settlement of the last portion relating to the acquisition of Pegasus (R$ 161 million), accounted in other accounts payable on Dec 31, 2002.


Capex totaled R$ 185 million, of which R$ 86 million were allocated to TMAR and R$ 97 million to Oi.






3. Analysis of Operating Performance

3.1  Wireline (TMAR)
The wireline plant installed - LI - reached 17.5 million lines at the end of 1Q03, a 0.3% decrease from 4Q02, while the plant in service - LIS - totaled
 15.0 million lines, a 0.9% decrease as compared to 4Q02 and a growth 1.4% on 1Q02. Commercial lines increased by 4.3% as compared with the end of 1Q02.
The average plant in service totaled 15.1 million lines in 1Q03, (-0.7% over
  4Q02 and +1.6% as compared to 1Q02). Public phones reached 715,000 units at the end of 1Q03 (unchanged from 4Q02).
During the quarter, 622,000 lines were activated and 758,000 disconnected and , at the end of 1Q03, approximately 986,000 lines were blocked.
	The evolution and breakdown of blocked lines during the past five quarters is shown in chart 2:
Chart 3 depicts the evolution of total lines disconnected (for nonpayment, transfers, change in address, etc.) during past quarters and in relation to the average plant in service:

Of the total plant in service at the end of 1Q03, around 131,000 lines were allocated to ISDN (DVI) service, corresponding to approximately 66,000 Internet accesses. In the same period, total ADSL accesses in service reached
 59,000 units, compared with 50,000 at the end of 4Q02. Chart 4 below shows the evolution of broadband accesses in the period under review.
Noteworthy is the growth in Velox (ADSL) share in total accesses, from 15% in 1Q02 to 47% in 1Q03.


3.2 Wireless

Oi has shown significant growth quarter-on-quarter, with 1.7 million customers at the end of 1Q03, being 78% under prepaid and 22% under postpaid plans. The average subscribers base in 1Q03 reached 1.5 million, an increase of approximately 79.9% as compared to the previous quarter.

As a result of the greater focus on sales to companies during this period, at the end of 1Q03, Oi reached 99,000 customers under corporate plans (5.8% of the total base and 26.1% of the postpaid base), a 65.0% growth as compared to the end of 4Q02.
Oi closed 1Q03 with an estimated market share in its region of 10.6% (4Q02 -
 8.9%). Estimated penetration of mobile services in Oi's area of operations stood at approximately 18.2% at the end of the quarter (4Q02 - 17%).
	At the end of 1Q03, Oi's coverage reached nearly 400 of the main cities of 14 states in its region (all of them, except for Roraima and Amapa), with 2,557 radio-base stations.

4. Analysis of Consolidated Results

4.1 Consolidated Revenues
	Gross revenues amounted to R$ 4,453 million, up 2.3% from 4Q02, essentially due to the significant increase in data transmission (+22.4%), and long-distance revenues (+11.9%), partially offset by the reduction in consolidated wireless revenues (-31.3%), on account of lower handset sales in the quarter. In comparison with 1Q02, the increase was 18.5%, mainly due to the increased local and long-distance services revenues, as well as the start-up of wireless operations.
	In 1Q03, net revenues totaled R$ 3,218 million, 0.2% below 4Q02 figures, and 15.6% above 1Q02 levels. The difference between gross and net revenues vary on account of the increase of ICMS tax rates, implemented in the quarter, in certain states of the region, including Rio de Janeiro - representing 31% of total lines in service - where the rate went from 25% to 30%.
	TMAR monthly average revenue per user (ARPU) reached R$ 67 in the quarter, increasing by 2.2% and 7.4% over 4Q02 and 1Q02, respectively.
Table 1 shows the revenue breakdown by service in the periods stated:



When comparing the revenues composition for 1Q03 and 1Q02, the following items are worth noting:

* increased long-distance service (including VC2 and VC3) share, from 12% to 16% of total revenues from wireline services;
* wireless service share (already accounting for 5% of total revenues); and
* relative reduction in network usage service (from 11% to 8% of total), mainly due to the Company's market share gains in the long-distance segment.
Following is the analysis of revenue performance of each of the main services in the quarter.

4.1.1 Wireline Services

( Local (monthly subscription, traffic, installation fees and fixed-to-mobile) gross revenues amounted to R$ 2,592 million, a 10.5% and 2.5% increase over 1Q02 and 4Q02, respectively.
Following we highlight the performance of the main items:

( Monthly subscription charges amounted to R$ 1,233 million, up 2.1% and 14.9%
 from 4Q02 and 1Q02, respectively. The sequential 2.1% growth is exclusively due to the increase in the ICMS tax rate in certain states of the region, in particular Rio de Janeiro (from 25% to 30%). As compared to the same period in the prior year, this growth is attributable to tariff adjustment of
June/02, as well as the increase in the average plant in service (1.6%)

( Pulse-based traffic revenues reached R$ 593 million, a 0.7% decrease from 4Q02, due to traffic reduction (2.8%) arising from the fewer number of business days in the period. Compared to 1Q02, revenues went up by 19.3% due to the 5.0% increase in traffic during the period, and the tariff adjustment of June/02.

( Installation fees totaled R$ 25 million, unchanged compared to 4Q02, and 42.8% below 1Q02. The decreased revenues as compared to 1Q02 stems basically from the tariff reduction implemented in June/02.

( Local fixed-to-mobile calls (VC1) revenues reached R$ 711 million, up 6.9% from 4Q02 figures, basically on account of the average tariff increase in
 February/03, partly offset by a 2.9% traffic reduction in the period. Compared to 1Q02, the increase stood at 1.2%, due to the above mentioned tariff adjustment (of 24.7%, on average), partly offset by the 11.8% drop in traffic.

( Long distance (intra and interregional, international and fixed-to-mobile)
 revenues reached R$ 666 million, with 11.9% and 44.1% increases on figures reported for 4Q02 and 1Q02, respectively.
	The change over 4Q02 was due to the increase in the average revenue per minute, as a consequence of lower promotions and discounts in 1Q03, mainly in the intra regional service. The continuous growth of the new services -
interregional and international - and the increase in the fixed-to-mobile revenue (VC2 and VC3) due to the tariff increase of Feb/03 also contributed to the sequential increase verified in the quarter.
When comparing to the same period last year, the revenue increase (+44.1%) is explained by the above mentioned factors, in addition to the market share gains and the tariff increase which took place in 2002.
The revenues from the new long distance services - interregional and international - contributed with R$ 53 million and R$ 24 million respectively, in the quarter.

( Network usage revenues totaled R$ 330 million, down 5.0% and 22.5% from 4Q02 and 1Q02, respectively. These revenues are steadily decreasing mainly due to the Company's market share gains in the long-distance segment, as well as the fact that the other LD operators are installing additional points of presence in Region I.

( Data transmission revenues totaled R$ 271 million, up 22.7% from 4Q02, and
 17.8% from 1Q02, driven by the consolidation of revenues earned by Pegasus (acquired by TMAR in late December 2002), as well as the expansion in TMAR sales to corporations.
Data services, such as switching packages, frame relay and ADSL are showing a consistent positive performance due to the Company's focus on the offer to the corporate segment of customized packages and of standardized products to the middle market. However, the EILD - leased lines to other operators - revenue has been negatively impacted by the stronger competition and the fact that other LD and wireless operators are constructing their own networks.

( Public telephone revenues totaled R$ 196 million, up 7.5% and 32.3% from
 4Q02 and 1Q02, respectively.
	The revenue growth compared to 4Q02 is primarily due to the results from the implementation of anti-fraud measures, as well as higher receivables from other telephone operators for the use, within Telemar region, of cards purchased in other regions (R$ 11 million impact in 1Q03, of which approximately R$ 7 million have a recurring effect). Compared to 1Q02, the increase is mainly attributable to the incorporation in gross revenues (as from 2Q02) of discounts granted, the rate increase of June/02, and the expanded use of Telemar's pick code on long-distance calls.

( Other services: revenues from "other services" amounted to R$ 180 million, an 11.6% and 22.2% growth on 4Q02 and 1Q02, respectively, arising mainly from: advanced voice services (800/500/300) - revenues equal to R$ 61 million (up
11.9% from 4Q02); additional services (value added/directory queries/change of address) - revenues of R$ 94 million (8.8% increase from 4Q02); and call center services provided by Contax, which booked consolidated revenues of R$ 23.6 million (up 31.1% from 4Q02).

4.1.2 Wireless Services
Consolidated gross wireless revenues reached R$ 219 million, a 31.3% reduction compared to 4Q02, due to the decrease in handset sales (R$ 82 million against R$ 242 million in 4Q02), on account of the seasonal profile (Christmas) of such sales.
Gross revenues at Oi, on a standalone basis, totaled R$ 314 million. The difference between this amount and the consolidated amount reported as "wireless revenues" is primarily due to the elimination of revenues arising from the use by TMAR of Oi's mobile network (interconnection costs at TMAR / Network Usage remuneration at Oi - R$ 62 million), in addition to long-distance international and advanced voice (outside Region I) revenues of
 R$ 30 million, classified as revenues from "fixed-line services" (and not included in the calculation of Oi's ARPU).
	Wireless services (excluding handset sales) revenues amounted to R$ 202 million in 1Q03, a 88.5% increase compared to 4Q02, outperforming the e expansion in the average subscriber base in the period (79.9%).
In 1Q03, average revenue per user (ARPU) amounted to R$ 33, approximately 4.1% above 4Q02 figures, reflecting the higher service revenue growth over the
average subscriber base during the period.   Table 2 summarizes the
evolution of ARPU calculation.



4.2 Operating Cash Costs and Expenses
Consolidated operating costs and expenses (ex-depreciation and amortization)
 amounted to     R$ 1,743 million, a 11.4% decrease compared to 4Q02 and a
29.0% increase compared to 1Q02.
The decrease relative to the previous quarter is mainly attributable to materials expenses (-R$ 164 million), on account of the lower level of Oi mobile handset sales, third-party services (-R$ 69 million) and personnel expenses (-R$ 25 million).
The main drivers of the increase in consolidated expenses compared to 1Q02, excluding the impact of Oi (R$ 235 million), were expenses with third-party services at TMAR (R$ 121 million) and interconnection fees (R$ 67 million), due to the increase in TU-M during the period, partly offset by the reduction in the provisions for doubtful accounts (R$ 69 million).


In the light of the impact of Oi on consolidated operations and results, as of 3Q02, we analyse below the main changes of operating costs and expenses considering only 1Q03 and 4Q02.



Interconnection costs totaled R$ 654 million, up 11.4% from 4Q02. The increase is primarily due to the impact of the 22.0% average increase in mobile interconnection rates (TU-M) in Telemar's region, effective Feb/03.

Cost of services amounted to R$ 609 million, down approximately 27.3% from 4Q02
  (R$ 229 million), essentially on account of the seasonal effect of the year end, whose impact on this cost in the quarter was a reduction of R$ 153 million (materials), among other changes, including:
( Third-party services totaled R$ 249 million, a 13.8% decrease compared to 4Q02. The consolidated reduction arises mainly from lower plaint maintenance expenses, including energy.
( Materials amounted to R$ 124 million, down 55.2% (-R$ 153 million), from 4Q02, as a result of the decreased volume of mobile handset sales, reflecting the lower growth in Oi's customer base during the period.
( Rent costs amounted to R$ 101 million, a 33.6% reduction compared to 4Q02.
 The decrease is primarily due to lower circuit rental expenses at TMAR (IP, corporate services and DLD), on account of the consolidation of Pegasus operations.

Selling expenses totaled R$ 313 million, a 12.6% decrease from 4Q02, as a result of lower marketing expenses (-R$ 47 million), as described below:
( Third-party services amounted to R$ 102 million, down 8.9% from 4Q02, due to a more significant sales effort at Oi during the 4Q02 (dealer commissions in connection with handset sales and logistics).
( Marketing expenses totaled R$ 16 million, decreasing by approximately 74.6% compared to the previous quarter, as a result of higher expenses incurred in 4Q02 to consolidate the Oi brand, carry out customer loyalty programs and launch new wireless and wireline DLD products, in addition to Christmas sales' effect.
( Bad Debt amounted to R$ 141 million, a 15.6% increase compared to 4Q02, equal to 3.2% of gross revenues (4Q02 - 2.8%), as shown in chart 7. Oi recorded the largest impact, with a R$ 12 million increase in 1Q03 compared to 4Q02, primarily as a result of subscription frauds perpetrated by customers who misrepresented personal information. The Company took preventive measures , by adjusting existing processes and implementing new, more effective and stringent systems and processes designed to prevent further frauds. This provision is equal to 4.5% of Oi gross revenues.

General and administrative expenses (G&A) amounted to R$ 192 million, down 25.0% from the previous quarter, when non-recurring expenses were booked, as reported in connection with 4Q02 results. Additionally, administrative, legal and IT consulting expenses decreased by R$ 16 million, and personnel expenses decreased by R$ 11 million.

Other operating expenses (revenues): The Company recorded revenue in the amount of R$ 25 million, 65.8% below 4Q02 figures, as a result of the absence of certain TMAR revenues in 1Q03, such as recovery of tax credits and other reversals (reported in the prior quarter).
On the other hand, Oi recorded a non-recurring R$ 47 million revenue in connection with bonuses granted by handset suppliers, in the light of the outstanding operating performance of this company since its inception and resulting high volume of handset sales.

Personnel expenses (CSP, DECOM, G&A): these reached R$ 204 million, decreasing by R$ 25 million in this quarter, as a result of the reduction in TMAR headcount in 4Q02, as shown in the table 5, and one-off severance expenses booked in the previous quarter:



4.3 Consolidated EBITDA
Consolidated earnings before financial expenses, taxes, depreciation and amortization (EBITDA) reached R$ 1,476 million, a 17.1% increase over 4Q02 figures. EBITDA margin stood at 45.9% in 1Q03 (4Q02 - 39.1%).
Growth in the period arose from the reduction in virtually all wireline expenses - except for interconnection costs. It was also helped by an increase in revenues from wireless services, with a reduction in handset subsidies, and the bonuses and discounts granted to Oi during this quarter. Net deferred charges at Oi totaled R$ 9.3 million, of which R$ 5.7 million relate to subsidies in the sale of handsets with postpaid plans (with R$ 23 million accounted as expenses) and R$ 3.6 million relate to customer activation fees
 - Fistel (with R$ 5 million accounted as expenses).
Chart 8 depicts the quarterly evolution of consolidated EBITDA and EBITDA margin:

4.4 Equity Accounting
Equity accounting amounted to R$ 45 million (4Q02 - R$ 19 million loss).
 This result arose from the increase in TMAR shareholders' equity, reflecting income generated and the formation of a capital reserve related to tax incentives (exploitation income - reduction in income tax rates) granted to the Company in the North and Northeast regions, in connection with Brazil's regional development programs.

4.5 Depreciation and Amortization
Depreciation and amortization amounted to R$ 985 million, in line with 4Q02, as described in Table 6:
The R$ 16 million increase in 1Q03 in the "goodwill amortization" line is primarily derived from TMAR acquisition of Pegasus, in 4Q02.

4.6 Consolidated Financial Results
In 1Q03, the Company posted net financial expenses in the amount of R$ 452 million (4Q02 - R$ 409 million), mainly as a result of higher interest rates (CDI-based) in the period. The main changes are shown in table 7:


( Financial income totaled R$ 123 million, a R$ 48 million increase over the previous quarter, essentially on account of the rise in interest rates (CDI)
 to 25.6% p.a., on average in 1Q03 (4Q02 - 21.1% p.a.).

( Financial expenses totaled R$ 575 million, increasing by approximately R$ 91 million compared with the prior quarter (18,8%). This growth was essentially due to:
- Interest on loans amounting to R$ 189 million, up R$ 8 million from 4Q02.
- PIS, Cofins and IOF charges amounting to R$ 31 million, down R$ 85 million from the prior quarter, as a result of a provision for IOF established in 4Q02 (R$ 125 million), in addition to incidence of PIS/COFINS, also in 4Q02, on revenues from interest on capital.
- Monetary and exchange variations on loans and financing. The R$ 429 million revenues arising from Brazilian currency appreciation were more than offset by higher expenses with currency swap transactions. These expenses, net of R$ 67 million gains on call spread option contractual maturities, totaled R$ 578 million in the quarter. Such expenses include CDI costs on swap transactions in the amount of R$ 374 million (4Q02 - R$ 280 million).

4.7 Net Result
The Company posted a net consolidated loss in the amount of R$ 112 million
(R$ 0.30 per thousand shares) compared to a net loss of R$ 101 million in 4Q02
 (R$ 0.27 per thousand shares).
TMAR recorded a net income of R$ 252 million, down by approximately 49.7% from 4Q02, as a result of the appropriation in 1Q03 of income tax and social contribution payable in the amount of R$ 144 million (against a reversal of R$ 163 million in the prior quarter, on account of the tax benefit arising from the declaration of interest on own capital in the amount of R$ 850 million).
Oi recorded a net loss for the quarter in the amount of R$ 354 million, down by approximately 6.2% from 4Q02, reflecting improved operating margins, partly offset by increased financial expenses during the period.

5. Analysis of Main Changes in Balance Sheet

5.1 Accounts Receivable
At the end of March, the consolidated balance of accounts receivable (net of R$ 323 million in connection with the provision for doubtful accounts) stood at R$ 3,112 million, a 14.2% increase on 4Q02. This growth arises from TMAR, whose accounts receivable increased by 16.3% (R$ 410 million) over 4Q02 figures, due to increased sales, as well as increased co-billing with other telephone operators, besides the changes in the billing statements, which provoked a punctual postponement of two billing cycles, that should be normalized in the next period.

5.2 Debt/Suppliers/Other Accounts Payable
At the end of 1Q03, the Company's total debt amounted to R$ 11,616 million, of which 70.7% was denominated in foreign currency (96.4% hedged) and 29.3% in local currency. Approximately 17.7% of total debt, or R$ 2,053 million, matures until Mar/04.
The cash and financial investment position at the end of the quarter
(R$ 1,611 million) are equal to 78.5% of the debt repayable over the next
12 months, as shown in table 8.

At the end of the quarter, net consolidated debt reached R$ 10,005 million, up 9.7% from 4Q02. The increase in net debt is primarily due to the payment, during this quarter, of interest on capital in the amount of R$ 688 million
(including taxes), as well as the settlement of the final portion of the purchase price of Pegasus (R$ 161 million).
Of total maturities in 2003, equal to R$ 1,278 million, some R$ 323 million will be repaid in 2Q03 (chart 9).

	At the end of March/03, local currency debt totaled R$ 3,402 million (including debentures), at a cost of about 20.1% p.a. on average, calculated based on a CDI rate of 26.5% p.a..
Foreign currency debt, in the amount of R$ 8,214 million - net of swap gains of R$ 664 million - bear the following interest rates, on average: Libor + 5% p.a. for U.S.dollar transactions, 1.5% p.a. for Japanese yen transactions, and 12.3% for a basket of currencies (BNDES). As of March/03, approximately 96.4% of all foreign currency loans were hedged, of which 90.6% by means of exchange swap transactions, and 5.8% through financial investments linked to the exchange variation. Nearly 87% of the exchange swap agreements cover the respective contract periods up to their maturity.
Exchange swap transactions transfer foreign exchange fluctuation risk to CDI variation. At the end of the quarter, such transactions were remunerated on average at 100.6% of CDI.
During 1Q03, total funds raised amounted to R$ 1,206 million, broken down as follows: R$ 884 million from Japanese bank JBIC, to finance TMAR's equipment purchases, and R$ 166 million drawn down from the credit facility to finance Oi's investment program and working capital.
The "suppliers" account balances at the end of 1Q03 stood at R$ 1,188 million, a reduction by R$ 447 million compared to year-end 2002 figures, as a result, among other things, of the transfer to "loans and financing" accounts in the quarter, of R$ 152 million at TMAR and R$ 138 million at Oi, besides the cash payment to suppliers, at TMAR, of other contractual obligations.
"Other accounts payable" balances of R$ 271 million at the end of 1Q03 represent a reduction of R$ 110 million compared to year end 2002 balances, primarily due to the payment by TMAR of a portion of the purchase price of Pegasus (R$ 161 million, net of TNE receipts), as shown in table 9:
5.3 Intercompany Loans
Intercompany loans are carried under normal market condictions, and loans and monies due to TNE holding company are remunerated at actual funding costs. Table 10 compares loans from TNE to subsidiaries, at the end of stated periods:
	The increase in TNE loans to TMAR was due to TMAR cash requirements for the initial interest on capital payments (R$ 714 million), settlement of the Pegasus purchase control acquisition (R$ 208 million), and prepayment, at a discount, of amounts due to Pegasus suppliers (R$ 235 million).
Oi also had to borrow funds from TNE to pay interest on its foreign currency debt (R$ 60 million), in addition to other financial charges (R$ 130 million)
 and the payment of insurance premia and financial costs related to the loan contracted in December 2002 with the banks Societe Generale, KFW and NIB - Nordic Investment Bank (R$ 127 million).


5.4 Capital Expenditures



Total Capex amounted to R$ 185 million in the quarter, of which R$ 86 million was directed to TMAR (network quality improvement and data transmission), and
 R$ 97 million to Oi (increase in coverage). Chart 10 shows recent quarterly investments:












5.5 Summary Cash Flow


The main item impacting the Company's cash flow in the quarter was the working capital variation, as a consequence of the repayment of contractual obligations with suppliers and the last installment related to Pegasus acquisition by TMAR, besides the increase in the accounts receivable.








6. Main Events of the Quarter

Telemar launches nationwide long-distance service for the corporate market

As of February 27, 2001, Telemar started to provide, through Oi, long-distance national and international services in the states within Region II and in Region III, under Long-Distance Link 31, a plan designed for the corporate market. The company is implementing its strategy of rendering global services, offering integrated solutions on a nationwide basis.
At first, the sales effort will target those companies that already use Telemar services in the 16 states comprising its area of activities, with branches in the other states (Regions II and III).

Telemar and Oi team up to offer Virtual PBX

On March 25, 2003, TMAR and Oi announced the integration of certain services to the corporate market, to enable customers to use private networks with fixed-line and mobile telephone extensions, by building a "Virtual PBX" between wireline and wireless telephone services.
Both TMAR's "Voice Net +" and Oi's "Oi Empresas +" are new versions of existing services. "Voice Net" offers a kind of virtual PBX, with remote set up of extensions, at TMAR switching stations. "Oi Empresas" is targeted at Oi's corporate clients, offering free calls between mobile telephones belonging to the same company. By purchasing  "Voice Net +" and "Oi Empresas
 +", corporate customers will have the two original services integrated and will be able to make calls between fixed-line and mobile telephones at zero cost, as if they were calls from one extension to another.
Integrating the two services is a pioneer initiative in Brazil.   "Voice Net
 +" will be offered by TMAR not only in partnership with Oi, but also with other wireless operators who wish to integrate their corporate plans with TMAR's Voice Net +..
Revenues from this service will be shared by TMAR and Oi on a pro rata basis, according to the traffic actually carried by each network, measured separately.

Oi offers "Hotspots Wi-Fi"

Wi-Fi ("wireless fidelity", or high-speed wireless access to the internet) is one of the tools offered by Oi to reach the corporate market throughout Brazil. The offer of wireless access to the internet will be supplemented by IP links from the Pegasus network. Oi has entered into an agreement with a hotel chain to implement Wi-Fi hotspots at hotels and flats. By the end of 2003, some 80 to 100 hotspots are scheduled to be installed at that hotel chain facilities. Installation at the first two hotels (in Rio de Janeiro and Sao Paulo) will be completed during 2Q03. Oi is also negotiating the installation of hotspots at airports, shopping malls and other hotel chains.

 Other information already disclosed to the market and available in our website:

* Capital increase at TNE
Link http://www.telemar.com.br/docs/TNE_ Capital_Increase_2003.pdf

* Telemar enters into a R$ 180 million agreement to manage ABN-AMRO's data network
Link http://www.telemar.com.br/docs/telemar_real_march19_03.pdf

* TNE appoints new CFO
Link http://www.telemar.com.br/docs/new_tne_cfo.pdf


7. Operating and Financial Summary

8.1 Balance Sheet - TNE Consolidated

8.2 Balance Sheet - TMAR

8.3 Balance Sheet - Oi

9.1 Income Statement - TNE Consolidated

9.2 Income Statement - TMAR *

9.3 Income Statement - Oi

10. Next Events

A slide presentation will be available in our website one hour before the call, at the following link:
(www.telemar.com.br/ri/docs/confcall1Q03.ppt)


FOR MORE INFORMATION, PLEASE, CONTACT:

TNE- INVESTOR RELATIONS TEAM		GLOBAL CONSULTING GROUP
invest@telemar.com.br				Richard Huber (richard.huber@tfn.com)
Pho: 55 (21) 3131 1314/13/15/16			Mariana Crespo
(mariana.crespo@tfn.com)
            	Pho: 1 (212) 807 5026 / 014
							Fax: 1 (212) 509 5824
This presentation contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements and involve inherent risks and uncertainties.
 These statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events. This presentation contains non-audited results which may differ from the final audited ones.